August 13, 2021

Ron Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: PF ROYALTY I LLC (the “Company”)

Offering Statement on Form 1-A

Filed April 21, 2021

Amendment No. 5

File No. 024-11508

Dear Mr. Alper:

We are in receipt of your comment letter dated August 12, 2021, regarding the Amendment to the Offering Statement filed June 29, 2021.  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Statement (“Amended Offering Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the Amended Offering Statement, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No.5 to Offering Statement on Form 1-A filed July 29, 2021

Plan of Distribution, page 24

1.We note your response to comment 3 and the revisions regarding monthly closings at NAV. As currently disclosed, it appears that an investor who submits a subscription after the first of the month may not know the price per share that will be applicable to his or her subscription and since the subscriptions are irrevocable, an investor may not be able to withdraw his or her subscription prior to settlement. Please revise to clarify by which date you will publicly disclose your monthly NAV and whether investors will be made aware of the price per share that will be applied to his or her subscription prior to settlement and given the opportunity to confirm subscription at such time.

We have revised the language to provide that closings will occur on an ongoing basis using pricing based upon the then current NAV, which we anticipate will be determined on a monthly basis and updated on the first day of each month (or first business day thereafter).  All subscriptions received will be at the then current price.  The revised language reads as follows:

The Offering is being conducted on an ongoing basis and prior to the Company beginning investment activities will be accepted on an ongoing basis.  Once the Company has begun investment activities, to the extent the Offering remains open, additional closing will be conducted on an ongoing basis at the then current price which is based upon the then current NAV.  It is anticipated that the NAV will be calculated on a monthly basis and will be updated and posted on the first day of each month through the filing of a

Form 1-U or amendment as necessary.  The Manager may update the NAV and pricing more or less frequently in its sole discretion.  An investor may not withdrawal its subscription once a subscription has been completed and funds have been tendered.  The Manager, in its sole discretion, reserves the right to accept or reject any subscription for Class A Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription.  If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Purchaser without deduction, offset or interest accrued thereon. If this subscription is rejected in whole a Subscription Agreement shall thereafter be of no further force or effect.  If this subscription is rejected in part, a Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

Presuming that this resolves the concerns of the Commission, we request that the Commission approve qualification at it’s earliest convenience.  Upon receipt of notice of qualification, we will request a date of effectiveness.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.